Free Writing Prospectus

Filed pursuant to Rule 433

Dated December 11, 2024

Relating to Preliminary Prospectus Supplement dated December 11, 2024

Registration Statement No. 333-277512

Microchip Technology Incorporated

$1,000,000,000 4.900% Senior Notes due 2028

$1,000,000,000 5.050% Senior Notes due 2030

This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated December 11, 2024 (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	Microchip Technology Incorporated

Guarantors:	Each of our existing and future subsidiaries that on the Issue Date is or thereafter becomes an obligor under our Senior Credit Facilities.

Security description:	4.900% Senior Notes due 2028 (the “2028 Notes”)	5.050% Senior Notes due 2030 (the “2030 Notes” and, together with the 2028 Notes, the “Notes”)

Principal amount:	$1,000,000,000	$1,000,000,000

Maturity:	March 15, 2028	February 15, 2030

Coupon:	4.900%	5.050%

Price to the Public (Issue Price):	99.895% of principal amount	99.922% of principal amount

Yield to maturity:	4.938%	5.069%

Spread to Benchmark Treasury:	+80 basis points	+93 basis points

Benchmark Treasury:	UST 4.125% due November 15, 2027	UST 4.125% due November 30, 2029

Benchmark Treasury Price and Yield:	99-303⁄4 / 4.138%	99-30 / 4.139%

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2025	February 15 and August 15, commencing February 15, 2025

Day Count Convention:	30/360	30/360

Par Call Date:	N/A	January 15, 2030

Redemption at Issuer’s Option:	The Issuer may redeem the 2028 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2028 Notes to be redeemed, plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.	Prior to January 15, 2030 (the “Par Call Date”), the Issuer may redeem the 2030 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming such 2030 Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2030 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date. On or after the Par Call Date, the Issuer may redeem the 2030 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of such 2030 Notes being redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

Change of Control:	Upon the occurrence of a change of control repurchase event, the Issuer must offer to repurchase all or any part of the 2028 Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the 2028 Notes repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date.	Upon the occurrence of a change of control repurchase event, the Issuer must offer to repurchase all or any part of the 2030 Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the 2030 Notes repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.	$2,000 and integral multiples of $1,000 in excess thereof.

CUSIP / ISIN:	595017BK9 / US595017BK96	595017BL7 / US595017BL79

Trade Date:	December 11, 2024	December 11, 2024

Settlement Date:	T+3; December 16, 2024. We expect that delivery of the Notes will be made against payment therefor on or about December 16, 2024, which will be the third Business Day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one Business Day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the date that is one Business Day preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Ratings:*	Baa1 (negative outlook) / BBB (stable outlook) (Moody’s / Fitch)	Baa1 (negative outlook) / BBB (stable outlook) (Moody’s / Fitch)

Joint book-running managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Wells Fargo Securities, LLC

Joint book runners:	BNP Paribas Securities Corp. Truist Securities, Inc.

Co-managers:

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Siebert Williams Shank & Co., LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

BMO Capital Markets Corp.

U.S. Bancorp Investments, Inc.

Citizens JMP Securities, LLC

Fifth Third Securities, Inc.

PNC Capital Markets LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (No. 333-277512) (including a prospectus, dated February 29, 2024) and a preliminary prospectus supplement dated December 11, 2024 with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, Attn: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone: 1-866-803-9204 (toll free); BofA Securities, Inc., by telephone: 1-800-294-1322 (toll free) or by emailing: dg.prospectus_requests@bofa.com; or Wells Fargo Securities, LLC, by telephone: 1-800-645-3751 or by emailing: wfscustomerservice@wellsfargo.com.

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